Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

VOLUNTARY ANNOUNCEMENT

INCREASE IN SHAREHOLDING OF THE CONTROLLING SHAREHOLDER

The announcement is made by XPeng Inc. (the “Company”) on a voluntary basis.

The board of directors (the “Board”) of the Company was informed by Mr. Xiaopeng He (“Mr. He”), the co-founder, executive director, chairman, chief executive officer and a controlling shareholder of the Company, that he had purchased in the open market (i) a total of 1,000,000 Class A ordinary shares of the Company (the “Class A ordinary shares”) at an average price of HK$27.13 per Class A ordinary share, and (ii) through Galaxy Dynasty Limited (“Galaxy Dynasty”), an entity wholly-owned by Mr. He, a total of 1,419,922 American depositary shares of the Company (the “ADSs”) at an average price of US$7.02 per ADS, from August 21, 2024 to August 23, 2024 (the “Acquisition”).

Immediately following the Acquisition, (i) Galaxy Dynasty holds 1,419,922 ADSs, and (ii) Mr. He is interested in 327,708,257 Class B ordinary shares of the Company and 2,200,000 ADSs held by Simplicity Holding Limited, 21,000,000 Class B ordinary shares of the Company held by Respect Holding Limited, 1,419,922 ADSs held by Galaxy Dynasty and 1,000,000 Class A ordinary shares held directly by himself, representing approximately 18.8% of the total issued share capital of the Company as at the date of this announcement.

The Board believes that the Acquisition demonstrates the strong confidence of Mr. He towards the prospects and growth potential of the Company, as well as his long-term commitment towards the Company. Mr. He has also informed the Company that he plans to further increase his shareholding in the Company, subject to compliance with applicable legal and regulatory requirements.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Monday, August 26, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only